December 30, 2009

Mr. John Cash

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, D.C. 20549-7010

Re:	American Electric Technologies, Inc.

Form 10-K for year ended December 31, 2008

Form 10-Q for the quarter ended September 30, 2009

File No. 0-24575

Dear Mr. Cash:

In connection with your review of American Electric Technologies, Inc.’s (the “Company”) Form 10-K and Form 10-Q as listed above, we respectfully submit the following responses to the comments included in your letter of December 15, 2009.

Form 10-K for the year ended December 31, 2008

COMMENT 1

Contractual Obligations, page 17

In future filings please revise your table of contractual obligations to include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table.

RESPONSE

We will make changes to all future filings to our table of contractual obligations to include scheduled interest payment as indicated in COMMENT 1.

COMMENT 2

Critical Accounting Policies and Estimates, page 18

We note your disclosures on page F-9 regarding your property, plant and equipment. In future filings, please provide a more specific and comprehensive discussion of the triggering events which would cause you to perform an impairment analysis of your long-lived assets. Also, please identify when your last impairment analysis was performed. If the fair value of your long-lived assets is not substantially in excess of the carrying value, please disclose the following:

•	The percentage by which fair value exceeds carrying value;

Mr. John Cash

United States Securities and Exchange Commission

December 30, 2009

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainties associated with the key assumptions, and;

•	A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance.

RESPONSE

We will make changes to all future filings to expand our disclosures of critical accounting policies and estimates related to property plant and equipment. As indicated by COMMENT 2, our disclosures will include a more specific and comprehensive discussion of the triggering events which would cause us to perform an impairment analysis of our long-lived assets and the date our last impairment analysis was performed. If the fair value of our long-lived assets is not substantially in excess of the carrying value, we will disclose the percentage by which fair value exceeds carrying value, a description of the methods and key assumptions used and how the key assumptions were determined, a discussion of the degree of uncertainties associated with the key assumptions, and a discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. If we have determined that estimated fair values substantially exceed carrying values, we will disclose that determination.

COMMENT 3

Notes to Financial Statements

(2) Summary of Significant Accounting Policies

Property, Plant and Equipment, page F-9

We note that your customer agreements have not been assigned a useful life. Given this, it appears that you have determined these assets are indefinite lived. Please explain this determination citing appropriate authoritative literature and enhance your disclosures in future filing to clearly explain your accounting policy for this type of asset.

RESPONSE

We did not adequately disclose the details regarding the value and useful life of our customer agreements. Specifically, as of December 31, 2008, The cost, accumulated amortization and net value should have been reported as $173,000, $62,000 and $111,000, respectively. The estimated useful life is 10 years based on the relationships that exist and amortization expense will approximate $17,300 per year for the forward 5 year period. We will reflect this more accurate and appropriate disclosure in all future audited financial statements.

Mr. John Cash

United States Securities and Exchange Commission

December 30, 2009

COMMENT 4

(I 5) Stock Options, page F-20

In future filings please ensure you have included the disclosures required by ASC Topic 718. For example, it does not appear that you have included the weighted average grant date fair value of equity options or the methods and assumptions used to estimate fair value. Please refer to ASC Topic 718.10.50-2.

RESPONSE

We will make changes to all future filings to include the disclosures required by ASC Topic 718, including the weighted average grant date fair value of equity options and the methods and assumptions used to estimate fair value.

COMMENT 5

Form 10-Q for the quarter ended September 30, 2009

Statement of Cash Flows, page 5

In future filings please remove the apparent subtotal on the line titled ‘Change in operating assets and liabilities.’ Additionally, we note that your net cash provided by operating activities does not total correctly. Please provide an explanation for this difference and provide revised cash flow subtotals (i.e., operations, investing and financing) for the period ended September 30,2009 in your response.

RESPONSE

We will make changes in all future filings to assure that all aspects of the Statement of Cash Flows, including apparent subtotal and other totals are accurate. The cash flow subtotals for operations, investing and financing are correct in the original filing. The discrepancy in this filing is that the figure for “Income taxes receivable/payable” should be replaced by the apparent subtotal of “Change in operating assets and liabilities”. This discrepancy occurred because of an error that occurred during the process of converting our documents to EDGAR formats. We will improve our document review process to assure such a discrepancy does not occur in future filings.

COMMENT 6

Notes to the Consolidated Financial Statements

9. Revolving Credit Agreement, page 10

We note your credit agreement contains financial covenants. If it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Mr. John Cash

United States Securities and Exchange Commission

December 30, 2009

RESPONSE

In the event that we believe that a material covenant is reasonably likely to be violated, we will include the appropriate ratios and computations in the filing to enable investors to more easily understand our ability to avoid any such possible violations.

COMMENT 7

11. Leases, page F-18

We note your table of future lease commitments on page F-19. Please clarify for us if this table only includes those commitments resulting from your capital lease obligation. If so, please include your future minimum lease payments for your operating leases in future filings as required by ASC Topic 840.20.50.

RESPONSE

The table of future lease commitments on page F-19 only includes those commitments resulting from our capital lease obligation. We have not included any commitments related to operating leases because the Company owns all the other properties on which it operates and has no other significant operating leases. We will disclose that fact in all future filings to clarify this issue.

Company Acknowledgements

In accordance with the instructions in the comment letter, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Contact Information

If you have any questions or need any additional information, please contact me.

Sincerely,

/s/ John H. Untereker

John H. Untereker
Sr. Vice President and Chief Financial Officer